Curry Gold Corp

March 15, 2010

To:	Tarik Gause
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Curry Gold Corp
Amendment No. 2 to Form S-1
Filed January 6, 2010
File No.: 333-164222

Dear Mr. Gause:

The following are the company’s responses and revisions to its filing pursuant to your letter dated March 9, 2010:

Cover page

1.
We note your revision in response to our prior comment number 2 and note that you have not yet provided the exact provision of Rule 457 you relied upon in calculating your registration fee. In your next amendment, please revise to provide this information. Refer to the Instruction to Form S-1.

On page 2 we added the following provision to Rule 457 which was relied upon:

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended (the “Securities Act”). Our common stock is not traded on any national exchange and in accordance with Rule 457; the offering price was determined by the price of the shares that were sold to our shareholders in a private placement memorandum. The price of $0.01 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTCBB at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

Revenues, page 21

2.	We do not understand the statement that your profit margin is 62%. The data you present suggests only that your markup over the basic food materials is 62%. Either revise or advise.

We have removed the statement that our profit margin is 62% in conjunction with comment 3.

3.
In addition, since most customers will not purchase everything on the menu, it is unclear what information the approximate profit margin tells investors. Either delete the sentence below the table of your menu prices or expand to explain why it provides useful information to investors.

We have deleted the sentence below the menu prices referring to a 62% profit margin to avoid unclarity. A paragraph at the end of the revenues section summarizes anticipated revenues to break even with one catering van and being a public company.

4.	It is unclear whether the sales price includes taxes or not. Please revise to indicate by footnote.

The following footnote has been added under our menu prices to clarify the sales tax included in the sales prices:

Sales prices include 7.6% sales tax.

5.
Tell us whether the prices are approximately the same as customers of Currywurst or soft drinks in Germany would expect to pay. If not, please add a risk factor that differences in prices from what customers are used to paying might reduce sales.

The following sentence has been added below the menu sales price table:

Prices of our menu items are approximately the same as what customers of Currywurst and soft drinks in Germany would pay.

6.
We assume the $250 includes the costs of being a public company, e.g., audited financial statements, preparation of quarterly and annual reports, ext. Please provide us with your estimate for the costs of being a public company for these categories since that amount seems low.

We have updated the table to add a line of expenses with being a public company. The previous table did not include the costs of being a public company as the calculation was made based on a misunderstanding of comment 11from the previous comment letter of February 1, 2010. The miscellaneous expense line of $250 is for miscellaneous expenses such as printing, sundries ect. This line has been modified to clarify which miscellaneous expenses we are referring to.

7.
In addition, please explain why you choose not to include the cost of labor and the other expenses you quantify in the calculation of profit margin even though it is a major factor in the production of Currywurst.

We have deleted any reference to profit margin, rather we summarized the approximate amount of revenue needed to break even operating one catering van including labor and being a public company in the last paragraph of the revenue section.

8.
We note your statement that to break even on one catering van, you will need to generate $11,000 in revenues on a monthly basis. In your next amendment, please revise this section to explain how you arrived at this number.

This calculation has changed as we have included the cost of being a public company in the figures not just breaking even on one catering van. We acknowledge the commission’s request and have revised our disclosure as follows:

In order to break even on one catering van we will need to generate approximate revenues of $13,000 per month. Our break even calculations are based on the monthly sale of 300 units of each of the main menu items listed above, and an estimated sale of 100 additional beverages. We estimate it will take approximately 700 patrons per month to generate the monthly revenue necessary to break even. Of these patrons, we would need 600 complete orders consisting of one of the Currywurst options and a beverage, with half of those patrons ordering the additional fresh fried onions toppings. An additional 100 patrons choosing to purchase only beverages are included in our break even analysis.

We calculated our break even analysis using the sales and material costs presented in the table on page 21 by first determining our gross profit/unit and then determining the number of units that would need to be sold in order to cover our estimated operating costs as presented in the last table on page 21. We estimate that we will sell an equal number of each menu item on average, but we revised this slightly due to the additional beverage selections on the menu. We would have to sell 244 units of each menu item in order to break even, but we revised this number by adding the sales of an additional 56 menu items to account for the three beverage options on the menu.  We also expect about one third of our patrons will choose to purchase only beverages. In total this sales mix will generate a gross profit of $8,650 on revenues of $12,950, which will cover our estimated overhead costs and allow us to break even.

Signatures, page 47

9.
We note your inclusion of a second signature block. In your next amendment, please revise to include also the signatures of the majority of your board of directors and to include the appropriate introductory text to the signature block as provided in the Instructions to Form S-1.

As requested we have added another signature block to include the majority of our board of directors.

Thank you for your diligent review of this file. If any further questions or comments should arise, feel free to contact Michael M. Kessler, counsel for the Registrant, at (916) 239-4000.

Sincerely,

/s/ Soenke Timm

Soenke Timm
President